June 26, 2014

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 14, 2014
File No. 001-35355

Dear Mr. West:

On behalf of Manning & Napier, Inc. (“Company”), we are responding to your letter dated June 16, 2014. For convenience of reference, the text of your comments has been reproduced in italicized type herein, with our response immediately following.

Form 10-K for the year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 31

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 37

1.	We note that you experienced net client outflows, mostly in separately managed accounts, of $2.5 billion during the year ended December 31, 2013 which primarily related to withdrawals from existing client accounts. In an effort to provide more comprehensive disclosure to your investors, please enhance your disclosure in future filings to better describe the drivers of the changes in activity and balances, including trends in gross client inflows and outflows.

The Company will provide enhanced disclosure in future filings regarding trends in gross inflows, outflows and net client cash flow in accordance with the requirements of Item 303 of Regulation S-K. Depending on the significance and reasons in any given reporting period, potential disclosures may include additional information regarding product and client type, and/or macroeconomic trends or events.

Item 15. Exhibits, Financial Statement Schedules, page 50

Notes to Consolidated Financial Statements, page F-10

Note 2. Summary of Significant Accounting Policies, page F-11

Principles of Consolidation, page F-11

2.	Please revise your disclosure in future filings to provide a discussion regarding your process to determine whether to consolidate any of the mutual funds and collective investment funds you manage, including any seed funding. For those funds that are VIEs in accordance with ASC 810-10-15-14, explain the quantitative assessment you perform to determine whether you are the primary beneficiary. For those funds that you determined do not meet the definition of a VIE, disclose that these funds are considered voting interest entities and describe the process you go through to evaluate the rights of the limited partners to determine whether to consolidate the fund in accordance with ASC 810-20-25.

As part of the Company’s current operating and reporting practices, management assesses the Company’s interests in the mutual funds, collective investment trust funds and seed capital managed by its affiliate in accordance with ASC 810 – Consolidation, to determine whether any entity is a VIE. This involves determining whether the entity has enough equity to finance its activities without additional subordinated financial support, evaluating the characteristics of the equity holders as a group to determine whether they represent a controlling financial interest, and assessing whether the entity is structured with non-substantive voting rights. For entities that are not VIEs, the voting interest model in ASC 810 is utilized to determine if consolidation is appropriate.

As of the filing date of our Form 10-K for the Fiscal Year Ended December 31, 2013, it was determined that the Company held no variable interests in a VIE. In addition, the Company held no controlling financial interest in the mutual funds and collective investment trust funds, including seed funding, managed by its affiliate that were assessed under the voting interest model.

In response to the staff’s comment, the Company will provide additional disclosure in future filings to explain how the guidance of ASC 810 was considered.

Revenue Recognition, page F-13

3.	We note from your disclosure on page 17 (Our Products) that you utilize unaffiliated third-parties and unaffiliated registered investment advisors in your product distribution. Please revise your future filings to explain whether amounts paid for distribution expenses related to the placement of your products from unaffiliated third-parties or registered investment advisors are reported on a gross or net basis and how you considered the guidance of ASC 605-45.

The Company has assessed its arrangements in accordance with ASC 605-45 and has concluded that the gross method of revenue reporting is the appropriate treatment for such arrangements. In response to the staff’s comment, the Company will provide additional disclosure in future filings to explain that the amounts paid for distribution expenses are reported on a gross basis and how the guidance of ASC 605-45 was considered.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your attention to this response letter. Please direct additional questions or requests for information as follows:

James Mikolaichik

Chief Financial Officer

Manning & Napier, Inc.

290 Woodcliff Drive

Fairport, NY 14450

Sincerely,

/s/ James Mikolaichik

James Mikolaichik

Chief Financial Officer